FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 23, 2001

ASM INTERNATIONAL N.V.
(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10
3723 BC BILTHOVEN
THE NETHERLANDS
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET RISK DISCLOSURE
SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
CAUTIONARY FACTORS
INCORPORATION BY REFERENCE
SIGNATURES

As used in this report, the terms “we,” “us,” “our,” “ASM International” and the “Company” mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands except share data)		In Euro

	December 31,	June 30,

Assets	2000	2001

	(Note A)	(unaudited)

Cash and cash equivalents	106,805	98,303

Marketable securities	5	5

Accounts receivable (less allowance for doubtful accounts of €8,734 and €9,296)	238,620	189,910

Inventories, net, (Note B)	188,001	212,599

Other current assets	23,828	26,033

Total current assets	557,259	526,850

Property, plant and equipment, net (Note C)	152,168	187,755

Goodwill, net (Note D)	68,513	70,713

Total Assets	777,940	785,318

Liabilities and Shareholders’ Equity

Notes payable to banks (Note E)	13,136	20,549

Accounts payable	142,342	93,521

Accrued expenses	88,703	89,256

Advance payments from customers	13,623	10,682

Deferred revenue	14,913	17,798

Income taxes	22,988	21,297

Current portion of long-term debt (Note F)	31,484	43,475

Total Current Liabilities	327,189	296,578

Long-term debt (Note F)	31,660	12,008

Deferred income taxes	838	455

Total Liabilities	359,687	309,041

Minority interest in subsidiary	109,931	121,695

Shareholders’ Equity:

Common shares

Authorized 60,000,000 shares, par value Nlg .01, issued and outstanding 48,797,346 and 48,907,364 shares	221	222

Financing preferred shares, none issued	—	—

Preferred shares, issued none	—	—

Capital in excess of par value	252,784	253,236

Retained earnings	58,818	86,688

Accumulated other comprehensive (loss)income	(3,501)	14,436

Total Shareholders’ Equity	308,322	354,582

Total Liabilities and Shareholders’ Equity	777,940	785,318

See Notes to Unaudited Consolidated Interim Financial Statements.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except per share data)				In Euro
			(except number of shares)

	Three months ended June 30,		Six months ended June 30,

	2000	2001	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	253,677	153,136	419,612	353,757

Cost of sales	(142,633)	(89,045)	(236,852)	(205,947)

Gross profit	111,044	64,091	182,760	147,810

Operating expenses:

Selling, general and administrative costs	(39,666)	(27,388)	(68,540)	(59,033)

Research and development	(18,214)	(19,791)	(32,081)	(38,747)

Amortization of goodwill	(276)	(1,927)	(435)	(3,758)

Total operating expenses	(58,156)	(49,106)	(101,056)	(101,538)

Earnings from operations	52,888	14,985	81,704	46,272

Net interest and other financial (expenses)income	471	(628)	(562)	568

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	53,359	14,357	81,142	46,840

Income taxes	(6,549)	(1,443)	(10,511)	(6,971)

Earnings before minority interest and cumulative effect of change in accounting principle	46,810	12,914	70,631	39,869

Minority interest	(20,661)	(3,574)	(31,830)	(11,999)

Net earnings before cumulative effect of change in accounting principle	26,149	9,340	38,801	27,870

Cumulative effect of change in accounting principle (1)	—	—	(3,790)	—

Net earnings	26,149	9,340	35,011	27,870

Basic net earnings per share:

Net earnings before cumulative effect of change in accounting principle	0.54	0.19	0.86	0.57

Cumulative effect of change in accounting principle (1)	—	—	(0.08)	—

Net earnings	0.54	0.19	0.78	0.57

Diluted net earnings per share (2):

Net earnings before cumulative effect of change in accounting principle	0.53	0.19	0.82	0.56

Cumulative effect of change in accounting principle (1)	—	—	(0.08)	—

Net earnings	0.53	0.19	0.74	0.56

Weighted average number of shares:

Basic	48,238	48,895	44,814	48,866

Diluted (2)	49,763	50,216	47,500	50,052

(1)	The cumulative effect of change in accounting principle relates to the effect on prior years of the impact of the adoption of SEC Staff Accounting Bulletin No. 101(SAB 101), effective as of January 1, 2000, which sets forth guidelines on the timing of revenue recognition of sales. The Statement of Operations for the six months ended June 30, 2000 reflects the retroactive adoption of SAB 101 as of January 1, 2000. See Note A of the Notes to Unaudited Consolidated Interim Financial Statements.

(2)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. See Note H of the Notes to Unaudited Consolidated Interim Financial Statements.

See Notes to Unaudited Consolidated Interim Financial Statements.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands)				In Euro

	Three months ended June 30,		Six months ended June 30,

	2000	2001	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net earnings	26,149	9,340	35,011	27,870

Other comprehensive income:

Exchange rate changes for the period	69	9,467	1,100	18,834

Unrealized gains (losses) on derivative instruments and hedging activities	—	1,245	—	(897)

Total other comprehensive income	69	10,712	1,100	17,937

Comprehensive income	26,218	20,052	36,111	45,807

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(thousands, except for number of common shares)						In Euro

					Accumulated	Total
	Number of		Capital in	Retained	other com-	Share-
	common	Common	excess of	earnings	prehensive	holders'
	shares	shares	par value	(deficit)	income (loss)	Equity

Balance December 31, 1999	40,107,784	182	103,443	(35,454)	(2,619)	65,552

Issuance of common shares:

For stock options	863,205	4	2,995	—	—	2,999

Exercise of warrants	3,537,957	16	27,514	—	—	27,530

Public offering	4,250,000	19	119,554	—	—	119,573

Net earnings	—	—	—	35,011	—	35,011

Exchange rate changes for the period	—	—	—	—	1,100	1,100

Balance June 30,2000 (unaudited)	48,758,946	221	253,506	(443)	(1,519)	251,765

Balance December 31, 2000	48,797,346	221	252,784	58,818	(3,501)	308,322

Issuance of common shares:

For stock options	110,018	1	452	—	—	453

Net earnings	—	—	—	27,870	—	27,870

Other comprehensive income	—	—	—	—	17,937	17,937

Balance June 30, 2001 (unaudited)	48,907,364	222	253,236	86,688	14,436	354,582

See Notes to Unaudited Consolidated Interim Financial Statements.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				In Euro

	Three months ended June 30,		Six months ended June 30,

	2000	2001	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:

Net earnings	26,149	9,340	35,011	27,870

Depreciation and amortization	9,024	10,322	16,831	20,220

Cumulative effect of change in accounting principle, net of tax	—	—	3,790	—

Deferred income taxes	418	(172)	147	(383)

Minority interest	20,661	3,574	31,830	11,999

Changes in other assets and liabilities	(23,592)	(17,457)	(35,808)	(28,108)

Net cash provided by operating activities	32,660	5,607	51,801	31,598

Cash flows from investing activities:

Net capital expenditures	(23,575)	(18,391)	(37,185)	(40,650)

Acquisition of shares from minority shareholders	(4,601)	—	(4,601)	—

Net cash (used in)investing activities	(28,176)	(18,391)	(41,786)	(40,650)

Cash flows from financing activities:

Notes payable to banks, net	(13,749)	(14,469)	(10,363)	7,413

Proceeds from long-term debt	590	22	3,982	1,533

Repayment of long-term debt and subordinated debt	(59,925)	(546)	(62,754)	(13,056)

Proceeds from issuance of shares	119,869	344	126,547	453

Dividend to minority shareholders	(7,640)	(9,407)	(7,640)	(9,407)

Net cash provided by (used in) financing activities	39,145	(24,056)	49,772	(13,064)

Exchange rate effects	257	8,415	3,145	13,614

Net increase (decrease) in cash and cash equivalents	43,886	(28,425)	62,932	(8,502)

Supplemental disclosures of cash flow information Cash paid (received) during the period for:

Interest	822	210	3,172	371

Income taxes	(1,027)	(571)	(908)	9,045

Non cash financing activities:

Exercise of warrants and subsequent conversion of subordinated notes and 6% zero-coupon debentures into common shares	—	—	23,555	—

See Notes to Unaudited Consolidated Interim Financial Statements.

ASM INTERNATIONAL N.V.

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(amounts in thousands of euros, except where stated in millions and except per share and other non-financial data)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ASM International N.V. (referred to as ASMI or the Company) is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan.

         The accompanying condensed financial statements (which we refer to as the Interim Financial Statements) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

         The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months ended June 30, 2001 and six months ended June 30, 2001 may not necessarily be indicative of the operating results for the entire fiscal year.

         The December 31, 2000 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2000.

         Cumulative Effect of Change in Accounting Principle – Effective January 1, 2000 the Company adopted new guidance on revenue recognition as described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101), issued by the staff of the Securities and Exchange Commission (the SEC) in December 1999.

         The new method of revenue recognition was adopted January 1, 2000 and has been applied retroactively to revenue earned in prior years. A cumulative adjustment of €3,790 to apply retroactively is included in the Statement of Operations for the six-month period ended June 30, 2000.

         New Accounting Pronouncements – The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” effective as of January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. Upon adoption of SFAS 133 on January 1, 2001, the Company did not incur a material transition adjustment.

NOTE B: INVENTORIES

	Dec. 31, 2000	June 30, 2001

		(unaudited)
Components and raw materials	68,786	80,097

Work in process	104,875	98,666

Finished goods	14,340	33,836

Inventories	188,001	212,599

NOTE C: PROPERTY, PLANT & EQUIPMENT

Total

At cost:

Balance January 1, 2001	320,888

Capital expenditure	40,730

Retirements and sales	(621)

Translation effect	23,460

Balance June 30, 2001 (unaudited)	384,457

Accumulated depreciation:

Balance January 1, 2001	168,720

Depreciation	16,462

Retirements and sales	(541)

Translation effect	12,061

Balance June 30, 2001 (unaudited)	196,702

Property, plant & equipment, net:

January 1, 2001	152,168

June 30, 2001 (unaudited)	187,755

Useful lives in years:

Buildings and improvements	10-25

Machinery and equipment	2-10

Furniture and fixtures	2-10

NOTE D: Goodwill

Total

Goodwill at cost January 1, 2001	73,069

Acquired	—

Translation effect	6,545

Balance June 30, 2001 (unaudited)	79,614

Accumulated amortization January 1, 2001	4,556

Amortization	3,758

Translation effect	587

Balance June 30, 2001 (unaudited)	8,901

Goodwill, net

January 1, 2001	68,513

June 30, 2001 (unaudited)	70,713

The weighted average amortization period for acquired goodwill is 10 years.

NOTE E: NOTES PAYABLE TO BANKS

	Dec. 31, 2000	June 30, 2001

		(unaudited)
Finland	—	406

The Netherlands	—	9,000

Japan	13,132	10,800

Hong Kong	4	343

	13,136	20,549

         ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines, which contain general provisions concerning renewal and continuance at the option of the banks, bear a weighted average interest rate of 3.93% at June 30, 2001.

         Total short-term lines of credit amounted to €195,044 at June 30, 2001. The amount outstanding at June 30, 2001 was €20,549 and the unused portion totaled €174,495. The unused portion includes €53,430 relating to ASM Pacific Technology Limited (ASMPT), in which the Company holds a 54.62% interest, and such amount is limited to use in the operations of ASMPT. Furthermore, an additional €41,339 of the unused portion is limited to repayment of outstanding long-term debt.

         The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Hong Kong Stock Exchange, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its affiliates.

         On May 22, 2001, the Company entered into a bridge loan with LBLux of €9.0 million, utilized for the Company’s operations in Europe and the United States.

         On June 27, 2001 ASMI entered into a multicurrency revolving loan facility with a consortium of banks in the amount of €90.0 million to be utilized solely for the Company’s operations in Europe and the United States, excluding ASMPT. The loan consists of two facilities of €45.0 million each and bears interest at a per annum rate equal to LIBOR or EURIBOR, depending on the currency drawn, and depending on the solvency ratio of the Company plus 80 to 160 basis points for the first facility of €45.0 million and plus 100 to 180 basis points for the second facility of €45.0 million. The term of the first facility is 12 months and the term of the second facility is 18 months. The loan facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. The loan facility is secured by the Company’s shareholding in ASMPT. As of June 30, 2001, no amounts were outstanding under this facility. On July 2, 2001 the Company drew down US$45.0 million and €11.0 million from this facility for repayment of debt and for working capital purposes.

NOTE F: LONG-TERM DEBT

	Dec. 31, 2000	June 30, 2001

		(unaudited)
Term loans:

US$ facility 5.91%, repaid on July 2, 2001	49,607	41,339

Japan, 2.1-3.3%, due 2005 - 2006	3,459	3,111

Finland, 2.25-4.25%, due 2006 - 2011	3,383	3,383

Mortgage loans:

The Netherlands, 5.35-6.75%, due 2007 - 2026	1,873	1,749

Japan, 1.7-2.63%, due 2005 - 2006	4,468	4,281

Lease commitments

United States, 5.75 – 14.00%, due 2001-2005	354	333

Japan, 5.2%, due 2004	—	1,287

	63,144	55,483

Current portion	31,484	43,475

	31,660	12,008

Long-term debt outstanding in local currencies
including current portion:
(thousands)

	December 31,	June 30,
	2000	2001

Netherlands guilders	4,128	3,855

Finnish marks	20,119	20,119

United States dollars	46,328	35,241

Japanese yen	847,990	915,129

         On July 6, 2000, the Company entered into two financing arrangements. Pursuant to the first such financing arrangement, the Company received a two-year, non-revolving credit facility of US$75.0 million from Canadian Imperial Bank of Commerce, acting through its New York agency, carrying a variable interest rate linked to LIBOR and secured by substantially all of the Company’s shareholdings in ASMPT. US$69.0 million of this facility was drawn down and the funds were used to purchase additional shares in ASMPT from an ASMPT shareholder. The facility had a quarterly repayment schedule. In the fourth quarter of 2000 the Company repaid US$23.0 million consisting of a US$5.5 million installment and a US$17.5 million partial prepayment. In the first six months of 2001 the Company repaid US$11.0 million consisting of two installments of US$5.5 million each. The outstanding balance as of June 30, 2001 was US$35.0 million. Subsequently, on July 2, 2001, the Company repaid the remaining outstanding balance of the loan from the proceeds of its revolving credit facility discussed in Note E.

         Pursuant to the second facility, the Company entered into a structured equity line (the Line) with an investor who is an affiliate of the bank providing the credit facility mentioned immediately above. Under the Line, the Company can issue over the term of the agreement which ends on July 6, 2002, with intervals of at least five business days between two issuances, common shares to the investor in amounts not exceeding US$10.0 million and for a total not exceeding US$65.0 million. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average price of the five trading days immediately preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares of the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the Line in the event that the Company’s SEC registration statement registering the sale and resale of the shares is not effective, certain conditions precedent to the Line are not satisfied or certain covenants are not complied with. In May 2001, the Company’s registration statement for these securities became effective.

         The long-term facilities offered by the Japanese banks to ASM Japan are collaterized by the real estate and other assets of ASM Japan, with guarantees provided by ASMI. In Finland, the long-term loans are collaterized by machinery and equipment of ASM Microchemistry and guaranteed by ASMI.

         Lease commitments relate to lease commitments on property, equipment and machines.

NOTE G: DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

         The Company organizes its activities in two reportable segments, front-end and back-end.

         The front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

         The back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASMPT, in which the Company holds a 54.62% interest. The remaining shares are listed on the Hong Kong Stock Exchange. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

	Front-End	Back-End	Total

Six months ended June 30, 2000 (unaudited)

Net sales to unaffiliated customers	155,715	263,897	419,612

Earnings from operations	12,998	68,706	81,704

Net interest and other financial (expense) income	(2,888)	2,326	(562)

Income tax	(4,513)	(5,998)	(10,511)

Minority interest	0	(31,830)	(31,830)

Net earnings before cumulative effect of change in accounting principle	5,597	33,204	38,801

Capital expenditures	9,437	29,624	39,061

Total assets	283,342	349,499	632,841

Headcount (1)	935	5,780	6,715

Six months ended June 30, 2001 (unaudited)

Net sales to unaffiliated customers	211,391	142,366	353,757

Earnings from operations	20,255	26,017	46,272

Net interest and other financial (expense) income	(3,181)	3,749	568

Income tax	(3,644)	(3,327)	(6,971)

Minority interest	0	(11,999)	(11,999)

Net earnings	13,430	14,440	27,870

Capital expenditures	25,274	15,456	40,730

Total assets	416,900	368,418	785,318

Headcount (1)	1,143	5,622	6,765

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers. At December 31, 2000, the headcounts for the front-end and back-end segments were 1,064 and 6,027, respectively.

         There are no inter-segment transactions, other than charges for management services which are based on actual cost. The accounting policies used to measure the net earnings and total assets in each segment are identical to those used in the Consolidated Financial Statements. The measurement methods used to determine reported segment earnings are consistently applied for all periods presented. There were no asymmetrical allocations to segments.

NOTE H: EARNINGS PER SHARE

         The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

	Three months ended June 30,		Six months ended June 30,

	2000	2001	2000	2001

	(unaudited)		(unaudited)

Net earnings used for purpose of computing basic earnings per share	26,149	9,340	35,011	27,870

After-tax equivalent of interest expense on convertible notes and exercisable warrants	30	15	372	28

Net earnings used for purposes of computing diluted net earnings per share	26,179	9,355	35,383	27,898

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic earnings per share	48,238	48,895	44,814	48,866

Dilutive effect of stock options	1,325	1,121	1,321	986

Dilutive effect of convertible notes and exercisable warrants	200	200	1,365	200

Dilutive weighted average number of shares outstanding	49,763	50,216	47,500	50,052

Net earnings per share:

Basic	0.54	0.19	0.78	0.57

Diluted	0.53	0.19	0.74	0.56

NOTE I: COMMITMENTS AND CONTINGENCIES

Capital leases included in property, plant and equipment are as follows:

	December 31,

	1999	2000

Machinery and equipment	225	402

Furniture and fixtures	354	420

	579	822

Less accumulated depreciation	(292)	(484)

	287	338

         The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years. At December 31, 2000 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year were as follows:

	Capital	Operating
	Leases	Leases

2001	229	9,702

2002	140	7,503

2003	38	5,919

2004	7	4,741

2005	4	3,141

Thereafter	3	18,494

	Capital	Operating
	Leases	Leases

Total	421	49,500

Less amount representing interest	(68)

Present value of net minimum lease payments	353

         Aggregate rental expense for operating leases in 1998 was €6,925, in 1999 €8,039 and in 2000 €9,847.

         The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position, results of operations or liquidity.

         No significant changes have occurred as of June 30, 2001.

NOTE J: SUBSEQUENT EVENTS

On June 27, 2001, ASMI entered into a multicurrency revolving loan facility agreement with a consortium of banks in the amount of €90.0 million to be utilized solely for the Company’s operations in Europe and the United States, excluding ASMPT. The loan consists of two facilities of €45.0 million each and bears interest at a per annum rate equal to LIBOR or EURIBOR, depending on the currency drawn, and depending on the solvency ratio of the Company plus 80 to 160 basis points for the first facility of €45.0 million and plus 100 to 180 basis points for the second facility of €45.0 million. The term of the first facility is 12 months and the term of the second facility is 18 months. The loan facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. The loan facility is secured by the Company’s shareholding in ASMPT. As of June 30, 2001, no amounts were outstanding under this facility. On July 2, 2001 the Company drew US$38.0 million from the first facility and US$7.0 million and €11.0 million from the second facility for repayment of long-term debt of US$35.0 million (€41.3 million) to Canadian Imperial Bank of Commerce, repayment of €9.0 million short-term debt to LBLux and for working capital purposes. Based on the Company’s solvency ratio the per annum interest on the facilities drawn were LIBOR plus 100 basis points for the first facility and LIBOR and EURIBOR plus 120 basis points for the second facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read this discussion together with the financial statements and other financial information included in this report. Our financial statements are prepared in accordance with U.S. GAAP. This report contains forward-looking statements that involve risks and uncertainties described in more detail below under “Cautionary Factors.”

Overview

         We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, which accounted for 41% of our net sales in 2000 and 60% of our net sales in the first half of 2001, through facilities in the Netherlands, the United States, Japan and Finland. We conduct our back-end business, which accounted for 59% of our net sales in 2000 and 40% of our net sales in the first half of 2001, through facilities in Hong Kong, China, Singapore and Malaysia. Our back-end operations are conducted through our 54.6%-owned subsidiary, ASM Pacific Technology Limited.

         We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. The semiconductor industry is currently experiencing a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have led to lower sales and earnings for our business. We have experienced order cancellations and rescheduled deliveries from our customers as a result of this downturn. In the front-end segment, we are able to reduce manufacturing costs in a market downturn because we outsource a substantial portion of our manufacturing requirements and because a part of our European workforce is composed of temporary contract employees, the number of which can be reduced as necessary. In the back-end segment, where we are highly vertically integrated, we are able to adapt to adverse market conditions by reducing headcount.

Results of Operations

         Net Sales. The market for semiconductor equipment weakened substantially in the first half of 2001. Our consolidated net sales for the three months ended June 30, 2001 decreased 39.6% to €153.1 million compared to €253.7 million in the same period in 2000, and for the six months ended June 30, 2001 decreased 15.7% to €353.8 million compared to €419.6 million in the first half of 2000. Front-end sales for the first half of 2001 increased 35.8% to €211.4 million from €155.7 million in the same period in 2000. Back-end sales decreased 46.0% to €142.4 million from €263.9 million in the same period in 2000. The front-end sales increase was due to high order levels during 2000, in particular for our vertical furnaces, which resulted in a continued high level of deliveries during the first and second quarters of 2001. Front-end net sales for the second quarter of 2001 decreased 14.9% compared to the first quarter of the year, reflecting the sharp downturn in the semiconductor market which began in late 2000. The back-end sales decrease was due to decreased sales of wire bonding and die bonding equipment and, to a lesser extent, leadframe materials, as manufacturers responded rapidly to the downturn in the semiconductor market.

         Gross Profit. Our consolidated gross profit margin for the three months ended June 30, 2001 decreased to 41.9% of net sales from 43.8% for the same period in 2000, and for the first half of 2001 decreased to 41.8% of net sales from 43.6% of net sales in first half of 2000. Gross profit margin in our front-end operations increased to 42.3% in the first half of 2001, from 39.6% in the first half of 2000, while the gross profit margin in our back-end operations decreased to 41.1% in the first half of 2001, from 45.9% in the first half of 2000. Front-end margins improved due to the higher sales volume in the first half of 2001 compared to the same period in 2000. Back-end margins declined due to limited pricing pressure and the lower sales volume in the first half of 2001 compared to the same period in 2000. In order to reduce back-end costs in response to current market conditions, we have reduced our manufacturing headcount and delayed salary adjustments. In addition, we have requested employees in our Chinese manufacturing facilities to take home leave of several months on a rotating basis.

         Selling, General and Administrative. Selling, general and administrative expenses for the three months ended June 30, 2001 decreased 31.0% to €27.4 million from €39.7 million for the same period in 2000, and for the first half of 2001 decreased 13.9% to €59.0 million from €68.5 million for the same period in 2000. As a percentage of net sales, selling, general and administrative expenses increased to 17.9% for the three months ended June 30, 2001 from 15.6% for the same period in 2000, and increased to 16.7% for the six months ended June 30, 2001 from 16.3% for the same period in 2000. Front-end selling, general and administrative expenses increased 40.0% to €38.8 million in the first half of 2001 from €27.7 million for the first half of 2000, primarily due to our investment in expanding our support and overhead departments to handle the increased product and order volume, which was partially offset by the nonrecurrence of a one-time €1.6 million credit in the 2000 period due to the reversal of a prior restructuring charge. As a percentage of front-end net sales, front-end selling, general and administrative expenses increased to 18.4% in the first half of 2001 from 17.7% in the comparable 2000 period as a result of the sharp decline in sales levels which was partially offset by expense reductions. Back-end selling, general and administrative expenses decreased 50.5% to €20.2 million in the first half of 2001 from €40.8 million in the comparable 2000 period, primarily due to reduced bonus and incentive expense and sales commissions resulting from the sharp decline in sales compared to the prior period and, to a lesser degree, our expense reduction program enacted in response to current market conditions. As a percentage of back-end net sales, back-end selling, general and administrative expenses decreased to 14.2% in the first half of 2001 from 15.5% in the comparable 2000 period, as the significant decline in sales was more than offset by the decrease in expenses. Our back-end expense reduction program includes a temporary reduction in management salaries and a hiring freeze.

         Research and Development. Research and development expenses for the three months ended June 30, 2001 increased 8.7% to €19.8 million or 12.9% of net sales from €18.2 million or 7.2% of net sales in same period in 2000, and for the first half of 2001 increased 20.8% to €38.7 million or 11.0% of net sales from €32.1 million or 7.6% of net sales in the same period in 2000. Front-end research and development expenses increased 27.3% to €26.5 million in the first half of 2001 from €20.8 million in the first half of 2000, while back-end research and development expenses increased 8.7% to €12.2 million in the first half of 2001 from €11.2 million in the first half of 2000. The amount of research and development credits offset against research and development expenses was €1.4 million in the first half of 2001 and €1.2 million in the first half of 2000. We focused our investment in research and development on the equipment and products for the next generations of semiconductor devices. In our front-end, these investments were concentrated on high-k dielectrics, low-k dielectrics, ALD, 300mm applications and the Levitor RTP system.

         Research and development in the back-end is concentrated on performance improvements and new products such as our next generation, high speed, and innovative integrated circuit die bonders for 300mm, and 200mm wafers and our high precision, eutectic solder process bonder for flip chip packaging applications. Despite our lower sales levels, we have kept our research and development expenditures at a high level in 2001 and are investing heavily in the research and development of new generation technology.

         Amortization of Goodwill. The amortization of goodwill increased to €1.9 million in the three months ended June 30, 2001 from €0.3 million in the comparable period in 2000 and to €3.8 million in the first half of 2001 from €0.4 million in the first half of 2000. These increases relate to the amortization of goodwill resulting from the acquisition of an additional 4.7% interest in ASM Pacific Technology in the third quarter of 2000.

         Net Interest and Other Financial (Expenses) Income. Net interest and other financial (expenses) income for the three months ended June 30, 2001 changed to a net expense of €0.6 million from a net income of €0.5 million in the same period of 2000, and for the first half of 2001 changed to net income of €0.6 million from net expense of €0.6 million in the same of period of 2000. The net interest income in the second quarter of 2000 resulted from the repayment of debt, the investment income associated with the proceeds of our public offering of common shares in April 2000 and transaction exchange gains resulting from the increase of the United States dollar and Hong Kong dollar versus the euro, our reporting currency. The net interest expense in the second quarter of 2001 was the result of increased borrowing during that quarter due to decreased cash flow from operations and a small foreign exchange loss.

         Income Taxes. We incurred €1.4 million in income taxes for the three months ended June 30, 2001 compared to €6.5 million for the same period in 2000, and €7.0 million in income taxes for the first half of 2001 compared to €10.5 million for the same period in 2000. The reduced income taxes reflect our reduced net income.

         Net Earnings. Our net earnings for the three months ended June 30, 2001 decreased 64.3% to €9.3 million, compared to €26.1 million for the same period in 2000, and our net earnings for the six months ended June 30, 2001 decreased 20.4% to €27.9 million, compared to €35.0 million for the same period in 2000. Net earnings in the first half of 2000 were reduced by a non-recurring charge for the cumulative effect of a change in accounting principle of €3.8 million due to the adoption of new accounting guidelines for revenue recognition. The reduced net earnings in the 2001 periods reflect the sharp decrease in our back-end sales and the softening demand for our front-end products resulting from the current substantial downturn in the semiconductor market.

         Outlook

         Our short-term commitments from customers remain at very low levels due to the recent downturn in the semiconductor market. We currently anticipate that sales in the third quarter this year will be lower than for the second quarter and we expect a limited loss for the third quarter. The outlook in the global semiconductor equipment market remains unclear and we cannot predict when capital spending by semiconductor manufacturers will start to increase again. Accordingly, we cannot forecast sales or results of operations for the fourth quarter of this year.

         We believe we will experience renewed growth in the first quarter of next year, when shipments of front-end equipment ordered in connection with major design wins during 2001 begin to contribute to operating results. However, if the semiconductor market should continue to decline, semiconductor manufacturers may reduce or delay capital spending even further, which would reduce our sales and adversely affect our results of operations.

Backlog

         New orders, net of cancellations, received in the first half of 2001 decreased 69.0% to €177.9 million, from €573.6 million during the first half of 2000. Overall backlog at June 30, 2001 was €169.8 million, a 26.9% decrease from €232.3 million at March 31, 2001 and a 50.9% decrease compared to the backlog of €346.0 million at December 31, 2000. Front-end backlog was €121.7 million at June 30, 2001, a 45.6% decrease from €212.0 million at December 31, 2000. Back-end backlog at June 30, 2001 was €48.1 million, a 64.1% decrease from €134.0 million at December 31, 2000. Despite cancellations of system deliveries from customers in the first six months of 2001, our book-to-bill ratio was 0.59 for the quarter ended June 30, 2001, compared to 0.44 for the quarter ended March 31, 2001 and compared to 1.06 for the quarter ended June 30, 2000. In the second quarter of 2001 we received several orders for new 300mm equipment from first tier customers for delivery in early 2002. These orders are included in the current backlog.

         Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used in place of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date

Liquidity and Capital Resources.

         Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our current indebtedness, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements.

         At June 30, 2001, our available principal sources of liquidity consisted of €98.3 million in cash and cash equivalents and €174.5 million in undrawn bank lines. Approximately €93.9 million of the cash and cash equivalents and €53.4 million of the undrawn bank lines are restricted to use in our back-end operations. An additional €41.3 million of the undrawn bank lines is limited to repayment of outstanding long-term debt. In addition, we have an equity line of credit with Canadian Imperial Holdings, Inc. (CIHI) pursuant to which we may sell up to an aggregate of US$65.0 million of newly issued common shares to CIHI from time to time over a two-year period ending July 2002. We may sell up to US$10.0 million of our common shares as often as every five business days. The purchase price of the shares is equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale. We registered 4,581,498 of our common shares with the SEC for offer and sale pursuant to the equity line. CIHI is under no obligation to purchase our common shares under the equity line if effectiveness of our registration statement is withdrawn, certain conditions precedent to the equity line are not satisfied or certain covenants are not complied with.

         During the six months ended June 30, 2001, we generated net cash flows from operating activities of €31.6 million, compared to €51.8 million for the same period in 2000. The decrease was primarily the result of lower earnings and, to a lesser extent, higher inventories and a lower level of outstanding payables.

         During the first six months of 2001, we invested €40.7 million in capital equipment and facilities, particularly in our new 300mm A412 assembly and testing facility in the Netherlands, and new clean rooms in the United States and Japan. We expect capital expenditures for the second half of 2001 will be €30 to €35.0 million. Our capital expenditure commitments at December 31, 2000 were €15.0 million, and at June 30, 2001 were €7.3 million.

         Net cash used in financing activities was €13.1 million in the first six months of 2001. During that period, we repaid €13.1 million of long-term debt and received proceeds of €1.5 million from new long-term loans.

         On June 27, 2001 we entered into a €90.0 million multicurrency revolving facilities agreement with a consortium of banks to be utilized solely for our front-end operations in Europe and the United States. We cannot use any funds under this facility to finance back-end operations. The loan consists of two facilities of €45.0 million each. Advances bear interest at a per annum rate equal to LIBOR or EURIBOR, depending on the currency drawn, plus 80 to 160 basis points for the first facility of €45.0 million and 100 to 180 basis points for the second facility of €45.0 million, in each case depending on our solvency ratio at the time. The term of the first facility is one year and the term of the second facility is 18 months. The loan facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. The loan facility is secured by a portion of our shareholding in ASM Pacific Technology which varies depending on the market price of the ASM Pacific Technology common shares on the Hong Kong stock exchange and, depending on such price, could include all of our shareholding. On July 2, 2001 we drew US$38.0 million on the first facility and US$7.0 million and €11.0 million from the second facility for repayment of long-term debt of US$35.0 million (€41.3 million) to Canadian Imperial Bank of Commerce, repayment of €9.0 million short-term debt to LBLux and for working capital purposes. The per annum interest rates on the advances are LIBOR plus 100 basis points for the first facility and LIBOR and EURIBOR plus 120 basis points for the second facility.

         We finance the operation of our front-end business from operating cash flows and from borrowings. We support borrowings of our front-end subsidiaries with guarantees. We have also granted security interests in our land and buildings and our shareholdings in ASM Pacific Technology to secure front-end borrowings.

         ASM Pacific Technology

         Our back-end operations, which are conducted through our 54.6%-owned subsidiary, ASM Pacific Technology, are entirely self-financed by ASM Pacific Technology. However, the earnings, cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end operations due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

         We rely on dividends from ASM Pacific Technology for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASM Pacific Technology during 1998, 1999, 2000 and the first six months of 2001 were €5.9 million, €6.2 million, €15.4 million and €24.4 million, respectively. An additional interim dividend was declared for 2001, payable in August, from which we will receive approximately €11.0 million.

         Although three of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

         The directors of ASM Pacific Technology owe their fiduciary duties to that company, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction. In addition, the independent directors of ASM Pacific Technology and the shareholders other than ASM International and its affiliates must approve transactions involving both entities. Therefore, while our interests and the interests of ASM Pacific Technology may be aligned to the extent we are both part of the same corporate group, there can be no guarantee that the directors of ASM Pacific Technology will not take any actions that could be detrimental to us.

         As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology.

MARKET RISK DISCLOSURE

Currency

         We are exposed to currency fluctuations, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. To the extent that these fluctuations affect the value of our investments in our affiliates, they are not hedged. The cumulative effect of these fluctuations are separately reported in shareholders’ equity and for the six months ended June 30, 2001, showed a positive movement of €18.8 million.

         Currency fluctuations that affect operating cash flows are hedged as a policy. We view exposures on a consolidated basis and sell off or cover excess or short positions, using spot or forward contracts which are entered into with commercial banks of good standing. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located. Thus, we believe we do not have significant currency exposure related to our borrowings.

Interest Rates

         A considerable percentage of our outstanding debt bears interest which is typically variable in nature. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into derivative instruments transactions for trading or speculative purposes or to manage interest rate exposure. Therefore, an increase of one percentage point in the average interest rate on the portion of our debt bearing interest at variable rates would result in an annual increase in interest expense of approximately €0.8 million at June 30, 2001 borrowing levels.

Euro

         The Netherlands, our country of domicile, is one of the countries that participates in the use of the euro, the new currency unit that has been available since January 1, 1999. Until January 1, 2002, the participating countries will allow both the euro and local currencies as legal tender. Our European operations will therefore use the euro as their functional currency as soon as possible after January 1, 2002. The actual adoption of the euro is not critical for our business but will depend on availability of reliable software for accounting, payroll and other internal functions and will be achieved over a period of time, but before 2002. The adoption of the euro as the functional currency will not significantly affect our currency profile or risk, as the euro has a fixed exchange risk against the Netherlands guilder.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         The annual general meeting of our shareholders was held on May 23, 2001 to vote on the following proposals with the indicated results:

	Votes For	Votes Against	Abstentions

Proposal 1:

Approval and adoption of the financial statements for the fiscal year ended December 31, 2000.	15,196,468	1,800	32,621

Proposal 2:

Approval of the past management of ASMI by the Managing Board of Directors and the past supervision of ASMI by the Supervisory Board of Directors	15,194,983	1,365	34,541

Proposal 3:

Appointment of Deloitte & Touche as independent certified accountants of ASMI for the fiscal year ending December 31, 2001.	15,201,078	3,800	26,011

Proposal 4:

Appointment of Paul C. van den Hoek to the Supervisory Board of Directors	15,043,576	85,756	101,557

Proposal 5:

Appointment of Adri Baan to the Supervisory Board of Directors	15,125,850	7,700	97,339

Proposal 6:

Appointment of Robert de Bakker to the Management Board of Directors	15,040,158	88,413	102,318

Proposal 7:

Amendment to the ASMI Articles of Association regarding an increase in the number of authorized shares, a change in the par value of shares, the location of annual meetings and certain other matters	13,266,779	1,648,294	315,816

Proposal 8:

Authorization to repurchase shares	15,209,001	2,485	19,403

Proposal 9:

Authorization to issue shares, grant subscriptions for shares and withdraw pre-emptive rights to common shareholders and financing preferred shareholders	13,434,614	1,680,782	115,493

Proposal 10:

Approval of a new 2001 Stock Option Plan	15,087,318	119,864	23,707

         Company’s supervisory Board Members continuing in office are: Adri Baan, Johan M.R. Danneels, Jacobus den Hoed RA, Ferdinand C. Rauwenhoff, and Paul C. van den Hoek.

         A more detailed discussion of each proposal is included in the 2001 Notice of Annual Meeting of Shareholders and Proxy Statement, a copy of which may be obtained from:

ASM International N.V. Jan van Eycklaan 10 3723 BC Bilthoven The Netherlands
Attention: Robert de Bakker Member of the Management Board and Chief Financial Officer Telephone: + 31 30 229 8506 www.asm.com

CAUTIONARY FACTORS

Certain statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words “anticipate”, “believe”, “estimate”, “expect”, “objective”, and “think” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties including those described below and other factors that may be disclosed from time to time in SEC filings or otherwise. Some or all of these factors may be beyond our control.

Risks Relating to Our Industry

         Our business could be adversely affected by the cyclical nature of the semiconductor industry.

         We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The semiconductor industry is currently experiencing a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have lead to lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

         Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, although we order materials and subassemblies in response to firm orders, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell.

         Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

         Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

         Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

         We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

         We face intense competition and potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

         We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and obtain new customers.

         In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

         We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of owning our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	existing market and economic conditions; and

•	price of our products and our competitors’ products.

         Many of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

Risks Relating to Our Business

         Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

         Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

         In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

         As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

         Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

         Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

         Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

         Our reliance on a primary supplier could result in disruption of our operations.

         We outsource a substantial majority of the manufacturing of our front-end vertical furnaces, to a single supplier, Philips Machinefabrieken Nederlands B.V. based in the Netherlands. Purchases from Philips represented approximately 18% of our total cost of sales in the front-end segment in 2000. In addition, we rely on other sole-source suppliers for various components of our front-end business products. If Philips Machinefabrieken or any other sole source supplier becomes unable to deliver products to us for any reason, including natural disaster, labor unrest or supply chain management problems, we may be unable to fill customer orders on a timely basis, if at all, which could negatively affect our financial performance and reputation.

         We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

         Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for approximately 14.2% and 7.4% of our net sales in 2000 and the first six months of 2001, respectively. Our ten largest customers accounted for approximately 45.2% and 40.0% of our net sales in 2000 and the first six months of 2001, respectively. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

         Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

         We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our growth in revenue and market share.

         We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

         Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

         In response to current market conditions, we have enacted a hiring freeze. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

         We may need additional funds to finance our future growth, and if we are unable to obtain such funds, we may not be able to expand our business as planned.

         In recent years, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2001. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

         If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

         Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

         In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

         We are dependent upon our worldwide sales and operations; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

         We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, Finland, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China and Malaysia.

         We are subject to the risks inherent in doing business internationally, including:

•	unexpected changes in regulatory requirements;

•	fluctuations in exchange rates and currency controls;

•	political and economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

         In particular, our operations in China are subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slowdown may have a negative effect on our business.

         Our operational results could be negatively impacted by currency fluctuations.

         As of January 1, 1999, the Netherlands, the location of our international headquarters, adopted a second legal currency, the euro, in addition to the Netherlands guilder. The euro will become the sole currency of the Netherlands on January 1, 2002. On December 31, 1998, the European Economic and Monetary Union permanently fixed the exchange rate of the Netherlands guilder to the euro at 1 euro to 2.20371 Nlg.

         Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholders’ equity.

         In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

         Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

         Claims or litigation regarding intellectual property rights could seriously harm our business or require us to incur significant costs.

         In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which would have an adverse effect on our business, financial condition and operating results.

         Any claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all and may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

         In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc. pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials US$80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Also, litigation between the parties on other matters or the operation of the settlement agreement itself could occur. Future litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and our financial position.

         If our products are found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance or resources available to satisfy such claims.

         One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

         Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims.

         Environmental laws and regulations may expose us to liability and increase our costs.

         Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

         Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

         ASM Pacific Technology Limited is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of June 30, 2001, we owned 54.6% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.4% was owned by the public.

         Although three of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

         In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows are derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would have a negative impact on the cash position of our front-end segment for that year. Cash dividends received from ASM Pacific Technology totaled €5.9 million, €6.2 million, €15.4 million and €24.4 million in 1998, 1999, 2000 and the first six months of 2001, respectively.

         The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

         As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

         Although we currently are a majority shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours; moreover, if we cease to own 50.1% of its shares we would be in default under our revolving credit facility. Either of these events would have a significant negative effect on our consolidated earnings from operations and liquidity.

         We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, a portion of the results would be reflected as a separate line-item called “income from minority interest” in our consolidated statements of operations. In addition, a decrease in our equity ownership interest in ASM Pacific Technology below 50.1% is an event of default under our €90 million revolving credit facility. These events would have a significant negative effect on our consolidated earnings from operations and liquidity. We maintain our majority interest in ASM Pacific Technology by purchasing shares on the open market from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of five percent of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. In addition, our controlling interest could be diluted if ASM Pacific Technology issues additional equity. Although we intend to continue to purchase shares of ASM Pacific Technology in the open market as necessary to maintain our majority interest, we could lose our majority position if there is an insufficient number of shares available for purchase, if we fail to purchase shares in a timely manner or if we do not have sufficient financial resources to purchase shares when necessary.

         Our directors and officers control approximately 25% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

         Our directors and officers controlled approximately 25% of our voting power as of June 30, 2001. Accordingly, in the event they vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they will have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

         Any acquisitions we may make could disrupt our business and severely harm our financial condition.

         We intend to consider investments in complementary businesses, products or technologies. While we have no current agreements or specific plans to do so, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur amortization expenses related to goodwill and other tangible assets; or

•	incur large and immediate accounting write-offs.

         Our operation of any acquired business will also involve numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

         We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

         If we fail to adequately invest in research and development, or lose our relationships with independent research institutes and universities, we may be unable to compete effectively.

         We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

         Our anti-takeover provisions and our settlement agreement with Applied Materials may prevent a beneficial change in control.

         Our shareholders have granted to Stichting Continuiteit ASMI, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring.

         Pursuant to a settlement agreement with Applied Materials, one of our competitors, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arms-length offer made by that competitor. If Applied Materials rejects the offer, we are free for 90 days following receipt of Applied Materials’ rejection to enter into an agreement to sell at an equal or greater price and upon terms which, in the aggregate, are no more favorable to the buyer than those offered to Applied Materials.

         These provisions may prevent us from entering into change of control transactions that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into Forms F-3 no. 333-1234, 333-11502 and 333-56796 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date: August 24, 2001	By: /s/ Arthur H. del Prado Arthur H. del Prado President and CEO